Exhibit 99.4

CDC Software

Financial Results for Q1 2011

May 19th, 2011

© Copyright CDC Corporation ‹#›

Cautionary Note Regarding Forward-Looking Statements

The contents of this presentation, what we say during it, as well as the contents of our earnings press release contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. We caution you that all forward-looking statements involve risks and uncertainties. These forward-looking statements include statements regarding our expectations for revenue growth and financial performance for any future period, including the composition thereof, our beliefs about our plans, goals, strategies and pipelines and factors that may affect them, our beliefs and expectations regarding any strategic partners or partnerships we may have, our plans regarding future activities and factors that may affect them, our expectations regarding any trends, our expectations relating to expenditures for any periods and the continuation thereof, and other statements we may make.

Important factors could cause actual results to differ materially from those in the forward-looking statements. We urge you to read the company’s public filings with the United States Securities Exchange Commission (“SEC”), our Annual Report on Form 20-F for the year ended of December 31, 2009 which was filed with the SEC on June 1, 2010, our registration statements and other press releases – all of which are available on our corporate website at www.cdcsoftware.com and at www.sec.gov. We also encourage you to review the press releases and filings of our ultimate parent company, CDC Corporation.

All forward-looking statements are based upon information available to management as of the date thereof, and you are cautioned not to place any undue reliance on any forward-looking statements, which speak only as of such date. We assume no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance. Any results presented herein will vary from customer to customer.

The financial results provided herein apply only to CDC Software Corporation, a subsidiary of CDC Corporation. These financial results do not apply to, and are not indicative of, the consolidated financial results of CDC Corporation, or the financial results of CDC Games Corporation, China.com, Inc. or any of their respective subsidiaries. Investors are cautioned not to place reliance on the financial results set forth herein for purposes of any investment decision with respect to the shares of CDC Corporation, and should read the foregoing in conjunction with the reports and other materials filed with the SEC by CDC Corporation and CDC Software Corporation, from time to time.

This presentation also includes Non-GAAP Financial Measures, which are not alternatives for measures prepared under generally accepted accounting principles in the United States (“GAAP”). Non-GAAP Financial Measures have inherent limitations and should not be used as a substitute for, or considered superior to, measures of financial performance prepared in accordance with GAAP. Please see reconciliations of Non-GAAP Financial Measures to GAAP, which are provided in our Q1 2011 earnings press release.

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Financial Update

Stephen Dexter

CFO

CDC Software

© Copyright CDC Corporation 3

Q1 2011 Financial Results

CDC Software On Premise and Cloud Q1 Financial Summary Non-GAAP* results:

On Premise

Q1 2011 Q1 2010

License $6.2M $7.7M

Maintenance $24.7M $25.0M

Professional Services $13.7M $13.7M

Hardware $1.2M $0.9M

Total On Premise Revenue $45.8M $47.3M(3%)

Cloud

Q1 2011 Q1 2010

License $0.2M $0.3M

Maintenance $0.8M $0.8M

Professional Services $1.1M $1.1M

SaaS $4.7M $2.2M

Total Cloud Revenue $6.8M $4.5M +51%

Total

Q1 2011 Q1 2010

Total Revenue $52.6M $51.7M +2%

*	Please see explanations and reconciliations of Non-GAAP financial measures in our Q1 2011 earnings press release

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Financial Highlights**

Recurring Revenue as % of Total Revenue

48%

54%

57%

70%

Q1 ‘09

Q1 ‘10

Q1 ‘11

Goal*

Goal of 70% of Total Revenue to be comprised of Recurring Revenue in the next few years

** Please see explanations and reconciliations of Non-GAAP financial measures in our Q1 2011 earnings press release

*	Estimations based upon current plans, goals and projections. Subject to change.

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Financial Highlights

Gross Profit

Net Cash Provided by Operating Activities

(in millions) (in millions)

$26.6

$27.9

Q1 ‘10

Q1 ‘11

$5.5

$8.9

Q1 ‘10

Q1 ‘11

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Key Performance Indicators


S&M Expense
as % of Revenue
20%
18%
19%
21%
24%
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11


Gross R&D Expense
as % of Revenue
13%
13%
13%
13%
14%
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11


G&A Expense
as % of Revenue
16%
17%
21%
19%
18%
Q1 '10
Q2 '10
Q3 '10
Q4 '10
Q1 '11

CDC Software

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Financial Highlights

• With our steady growth in TCB and Application Sales, we’re committed to reach 70% recurring revenue of total revenue over the next few years

Total Contracted Backlog (TCB) Application Sales

(in millions) (in millions)

$144.7 $12.5 $136.6

$8.2

Q4 ‘10 Q1 ‘11 Q1 ‘10 Q1 ‘11

TCB is the total of the following:

• Remaining value of SaaS and term license

• Contracted renewals for current SaaS and rental contracts

• Annualized maintenance revenue from existing contracts

Application Sales is the total of the following:

• License revenue

• Secured Total Contract Value (STCV) for SaaS sales secured

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Company Update

Bruce Cameron

President

CDC Software

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Comprehensive Solutions and Services

Hybrid: On-Premise and Cloud

CDC Front Office

CDC Back Office

CDC Supply Chain

CDC

Factory

CDC gomembers

CDC eCommerce

R&D Offshore Capabilities Global Services Capability Global Distribution Broad Application Suite Back Office Support

Highly scalable through organic growth and strategic acquisitions

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Center of Excellence Units – Hybrid Products Offering

Financial Services

Homebuilding

MED Devices

Food Manufacturing

Chemicals

Metals

Automotive

Tier 1 Food

CPG

Not-for-Profit

Government

Retail

Front Office Products

Enterprise Products

Factory Management Products

Cloud Products

© Copyright CDC Corporation 11

CDC Software – Cloud and On-Premise Highlights

Cloud

• New cloud product: Ross in the Cloud, the cloud version of its popular ERP suite of applications and new version releases of CDC TradeBeam, CDC eCommerce and CDC gomembers.

• In Q1 2011, six of the top 10 SaaS deals were from our TradeBeam product line, including a six figure deal with a major air express transportation carrier.

• The largest hybrid deal was a CDC gomembers enterprise solution.

On-Premise

• New products and version upgrades for core on-premise ERP, supply chain management and complaint management applications, including Pivotal Sales Force Automation and Ross version 6.4.3.

• Major sales wins included:

• New Pivotal CRM deal to a large financial services company in India.

• Installed-base CDC Factory deal to a leading natural products customer.

• New Ross ERP deal to a life sciences company.

• Installed-base CDC Respond deal to a major U.K.-based financial services company.

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Top Deals – Cloud and On-Premise

• Top 10 Cloud Deals

Product Industry TCV

CDC TradeBeam Transportation/3PL $1,905K CDC TradeBeam Transportation/3PL $952K CDC TradeBeam Aeropspace/Automotive $334K CDC Nordic Hosting Telecom/Broadcasting $315K CDC eCommerce Transportation/3PL $150K CDC gomembers Not for Profit $138K CDC TradeBeam Aerospace/Automotive $123K CDC TradeBeam Manufacturing $112K CDC TradeBeam Aerospace/Automotive $108K CDC eCommerce Retail/Wholesale $90K

Total $4.2M

• Top 10 On-Premise Deals

Product Industry Territory License Revenue

CDC Front Office Financial Services India $230K CDC Factory Natural Products USA $225K CDC Front Office Financial Services USA $190K CDC Back Office Life Science USA $171K CDC Front Office Financial Services Spain $156K CDC Front Office Homebuilding USA $155K CDC Front Office Financial Services UK $146K CDC Back Office Metals USA $145K CDC Factory Life Science USA $128K CDC gomembers Not for Profit USA $122K

Total $1.7M

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Q1 2011 Other Highlights

Strategic Alliance Program Highlights

• CDC Software added a new original equipment manufacturer (OEM) partner, Compusoft Development, a developer of ERP reporting solutions. CDC Software now has a total of 13 OEM partners.

• In Q1 2011, strategic alliance partnership revenue grew 65% from Q1 2010.

• On Asset – a leading provider of machine-to-machine (M2M) wireless asset tracking, sensing and control solutions.

– Release real time freight monitoring in the cloud with CDC and received FAA support of Flight Safe.

• MIR3 – a developer of real-time Intelligent Notification software.

– Plans to penetrate the ITSM space and sold seven new deals in Q1 2011.

Marketing Highlights

• Exhibiting at key cloud conferences including eCommerce, multichannel retailing, supply chain, eGovernment and non profit.

• Hosted CDC Galaxy CRM and Ross user conference with more planned throughout the year for other product businesses.

• Total re-design of website.

Pipeline Highlights

• Total pipeline Q1 in 2011 is up to $81.5 million, compared to $79.7 million, a year earlier.

• Cloud pipeline increased approximately 20% to $19.9 million in Q1 2011, compared to $17.7 million in Q1 2010.

• CDC Factory pipeline has doubled due to a pending release of a new product with the capability to enter new markets. CDC Software believes that this will result in new sales, both in our current leadership vertical of F&B and new market sectors.

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Cloud Business Case Studies

Ross ERP & CDC Factory Customer:

CDC TradeBeam i-Supply improves supplier collaboration

Topline Results i-Supply improves supplier collaboration for customer.

Challenge

•Too much capital tied up in on-hand inventory. •Stock-outs and expedited freight hurting bottom line.

Solution

• i-Supply allows visibility into supply chain for suppliers to manage inventory levels.

• Flexible min-max settings allow for quick reaction to changing needs and clarity in inventory needs for suppliers to follow.

• Closer working relationships between suppliers and buyers as they rely on each other for mutual success.

Results

• Reduced on-hand inventory by an average of 30%.

• Eliminated stock-outs and expedited freight costs.

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Cloud Business Case Studies

New Customer:

Customer implements CDC i-Supply™ to reduce inventory costs and increase service levels

Topline Results i-Supply to reduce inventory levels and increase customer satisfaction.

Challenge

•Spikes and stock-outs in inventory levels led to manufacturing disruptions.

• Inability to scale to customer demand.

Solution

• CDC i-Supply to create supply chain visibility with suppliers.

• Management by exception will use alerts to bring high priority items to attention.

• Integration to their ERP system.

Expected Results

• Reduced inventory through better collaboration with suppliers.

• Improved customer service with improved visibility across the supply chain.

•Optimized working capital through reduction in inventory.

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Expansive Global Presence

1,400 557 57% 557 : 28% : 15%

Employees

Support, Professional Services, and Consulting Employees

NA: EMEA: Asia/Pac License Revenue Breakdown

1,120

Resellers, Distributors, and Franchise Owners

Increased investments in sales and marketing activities

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Summary

• Continuing strong growth in cloud revenue, with an increase of 51% year over year.

• EBITDA continues to be impacted by significant investments in the cloud business, primarily in sales and marketing and R&D; and legal expenses.

• Reported highest level of total SaaS secured bookings in Q1 2011, since we started our cloud business in Q4 2009. Application Sales have increased 52% in Q1 2011, compared to Q1 2010.

• Net cash provided by operating activities increased 62% in Q1 2011, compared to Q1 2010.

• Strategic alliance partnership revenue grew 65% from Q1 2010 to Q1 2011.

• With our continued steady growth in TCB, we’re committed to reach 70% recurring revenue of total revenue over the next few years.

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Investor Inquiries

Monish Bahl

Senior Vice President

678.259.8510

mbahl@cdcsoftware.com

© Copyright CDC Corporation © Copyright CDC Corporation 19